Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

GOLD FIELDS PROVIDES SALARES NORTE PROJECT UPDATE

Johannesburg, 15 September 2023: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) advises that the Salares Norte Project in Chile, which commenced construction in February 2021, is currently 97% complete, with certain sections of the plant already in pre-commissioning.

Ramp up of the Project has been significantly de-risked with mining activities having continued throughout the construction and commissioning phase resulting in 1.6 million ore tonnes and 380,000 ounces of gold stockpiled to date. Operational staff compliments have been filled, with operational staff an integral part of the commissioning process as sections of the Project are handed over to operations.

Certain components of the plant, however, require commissioning by the original equipment manufacturer (OEM) vendor to maintain the validity of their warranties. Challenges in securing the OEM vendor representatives, due to previously announced delays by the main Project contractor, have resulted in an approximate two-month delay to commissioning of the mills and filter presses and therefore a delay to the production of first gold.

First gold from the project is still expected in the fourth quarter of 2023 but has moved from the beginning to the latter part of the quarter.

If first gold is produced on 1 December 2023, production for 2023 is expected to be 1,000 gold equivalent ounces (oz-eq) (previously 15,000 – 20,000 oz-eq). The production outlook for 2024 has also been impacted and is expected to fall in the range of 400,000 oz-eq (at All-in Costs (AIC) of US$900/oz-eq) to 430 000 oz-eq (at AIC of US$860/oz-eq) from 500,000 oz-eq announced previously.

Investor Enquiries

Jongisa Magagula
Tel +27 11 562 9775
Mobile +27 67 419 9503
Email Jongisa.Magagula@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), M Preece ** (Interim Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bit
TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, CAT Smit

^Australian, †British, @Chilean, #Ghanaian, ** Executive Director

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

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2 Should the delay be longer, and first gold is only produced at the end of December 2023, production in 2024 is expected to be 350,000 oz-eq at AIC of US$1,050/oz-eq. Despite the downgrade in production for 2023 and 2024, steady state production will be reached by the beginning of 2025 and therefore planned production volumes for 2025 and 2026 remain unchanged at 600,000 oz-eq. Average production for the first six years of the mine life (2024 – 2029) remain unchanged at 500,000 oz-eq per annum (as previously guided in February 2023). Over the total life of mine (2024 – 2033) average annual production remains at 355,000 oz-eq. Adjusting for inflation to 2024 money, the Project’s AIC is expected to average US$700/oz-eq for the first six years of the mine life (2024 – 2029) and US$780/oz-eq over the total life of mine (2024 – 2033). The total project capital estimate has increased by US$20m to US$1,040m due to the capitalisation of costs following the later commencement date for first gold. Salares Norte remains a world-class project with a payback period of less than three years at spot prices. Gold Fields will provide regular updates on the Project until first gold is produced and during the ramp-up phase. Notes to editors About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana (including the Asanko JV) and Peru and two projects in Canada and Chile. We have total attributable annual gold- equivalent production of 2.40Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

3 Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2022 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2023 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.